EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:

	Year Ended December 31,
	2010	2009	2008	2007	2006
Dollars in Millions
Earnings
Earnings from continuing operations before income taxes	$6,071	$5,602	$4,776	$2,523	$1,450
Less:
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	2,074	1,717	1,444	1,106	609
Equity in net income of affiliates	313	550	617	524	474
Capitalized interest	8	13	21	24	16

Adjusted income	3,676	3,322	2,694	869	351
Add:
Fixed charges	201	242	387	497	560
Distributed income of equity investments	313	550	590	488	439

Total Earnings	$4,190	$4,114	$3,671	$1,854	$1,350

Fixed Charges
Interest expense	$145	$184	$310	$422	$498
Capitalized interest	8	13	21	24	16
One-third of rental expense(1)	48	45	56	51	46

Total Fixed Charges	$201	$242	$387	$497	$560

Ratio of Earnings to Fixed Charges	20.85	17.00	9.49	3.73	2.41

(1)	Rents included in the computation consist of one-third of rental expense which the Company believes to be a reasonable estimate of an interest factor in its leases.

E-12-1